 EXHIBIT 21

SUBSIDIARIES OF THE COMPANY	PLACE OF INCORPORATION

Carolina Quarries, Inc.	Delaware
Kabushiki Kaisha Rock of Ages Japan	Japan
Max Mining and Resources S.a.r.L.	Luxembourg
Pennsylvania Granite Corporation	Pennsylvania
Rock of Ages Canada, Inc.	Quebec